SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Press Release of April 2, 2009 – Announcement of filings with SEC and Hellenic Capital Markets Commission.

Press Release of April 7, 2009 – Announcement of notification pursuant to Greek Law 3556/2007.

Press Release of April 27, 2008 – Announcement of extraordinary general meeting resolution regarding share buy-back program.

Press Release of April 30, 2009 – Announcement of board of director resolution regarding share buy-back program.

Press Release of May 7, 2009 – Results for the three months ended April 3, 2009 (IFRS).

Coca-Cola Hellenic Bottling Company S.A.

announced today filings with the US Securities and Exchange Commission and
Hellenic Capital Markets Commission

Athens, Greece — 2 April 2009 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, Hellenic, Company) announced today the filing with the US Securities and Exchange Commission (“SEC”) on Form 6-K of its audited IFRS financial statements for the fiscal year ended December 31, 2008 (the “Financial Statements”). Coca-Cola Hellenic also announced the filing with the Hellenic Capital Markets Commission of its Statutory Annual Report for 2008.

The Financial Statements are available on the SEC’s website at www.sec.gov as well as on the Company’s website at http://www.coca-colahellenic.com/. The Company will make available to any interested shareholder a hard copy of the complete Financial Statements entirely free of charge.

The Financial Statements include the opinions of the Company’s management and of its independent auditors, PricewaterhouseCoopers, on the effectiveness of Hellenic’s internal controls over financial reporting pursuant to the requirements and standards of Article 404 of the Sarbanes-Oxley Act.

Coca-Cola Hellenic is pleased to announce that its management has concluded that the Company’s internal controls over financial reporting were in all material respects effective as at December 31, 2008. Its independent auditors have also issued their unqualified report on the Company’s internal controls over financial reporting and the Company’s IFRS financial statements.

ENQUIRIES

George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com
Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact:
Financial Dynamics London
Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH) and Chess Depositary Instruments (CDIs) are listed on the Australian Stock Exchange (ASX: CHB). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit http://www.coca-colahellenic.com/

Notification pursuant to Greek Law 3556/2007

Athens, Greece — 7 April 2009 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, the Company) announces, in accordance with Law 3556/2007, that it has been informed by CREDIT SUISSE GROUP AG that on 27 March 2009 CREDIT SUISSE GROUP AG held 18,562,420 ordinary shares representing 5.08% of Coca-Cola Hellenic’s total ordinary shares and voting rights.

CREDIT SUISSE GROUP AG informed the Company that it held such ordinary shares and voting rights through certain controlled undertakings, as follows:

Corporate name of	Resulting situation after the triggering transaction
controlled undertakings	Number of voting rights	% of voting rights
Credit Suisse Securities (Europe) Ltd	161,514	0.04%
Credit Suisse Asset Management Australia	11,800	0.003%
Credit Suisse Securities USA LLC	6,932	0.002%
Credit Suisse International	18,150,000	4.97%
Credit Suisse Life (Bermuda) Ltd	13,815	0.004%
Credit Suisse	218,359	0,06%
Total	18,562,420	5.08%

ENQUIRIES

George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact:
Financial Dynamics London
Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH) and Chess Depositary Instruments (CDIs) are listed on the Australian Stock Exchange (ASX: CHB). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces resolutions of the Extraordinary General Meeting

of shareholders held on 27 April 2009

Athens, Greece — 27 April 2009 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, the Company) announces resolutions of the Extraordinary General Meeting of the Company’s shareholders which was held today.

A total of 436 shareholders, representing 235,181,329 shares, out of a total number of shares 365,402,097 (i.e. 64.37% of the Company’s share capital), were present or represented and voted at the Extraordinary General Meeting.

The Extraordinary General Meeting approved, by majority, a share buy-back program pursuant to Article 16 of Codified Law 2190/1920. The program enables the buy-back of shares comprising a maximum of up to 5% of the Company’s paid-in share capital during a period of 24 months from the date of the Extraordinary General Meeting i.e. until 26 April 2011. Based on the Company’s current capitalization, the maximum amount that may be bought-back pursuant to the program is 18,270,104 shares.  Purchases under the program are subject to a minimum purchase price of €1.00 per share and a maximum purchase price of €20.00 per share.

Investors are reminded that applicable law does not require any actual use of such approved share buy-back programs. The Company may therefore, in its sole discretion, decide not to buy back any shares or to buy fewer shares than the maximum permissible number approved under the program. The implementation of the share buy-back program will depend on a number of factors including, without limitation the relative attractiveness of alternative investment opportunities and availability of funds.

ENQUIRIES

George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact:
Financial Dynamics London
Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH) and Chess Depositary Instruments (CDIs) are listed on the Australian Stock Exchange (ASX: CHB). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces resolution of its Board of Directors held on 30 April 2009 pursuant to a share buy-back program

Athens, Greece — 30 April 2009 — On 30th April 2009, the Board of Directors of Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, the Company) resolved to buy-back a maximum of up to 5% of its paid-in share capital during the period that is 24 months from the date of the Extraordinary General Meeting of 27 April 2009 which approved a share buy-back program pursuant to Article 16 of Codified Law 2190/1920, i.e. until 26 April 2011.

Based on the Company’s current capitalization, the maximum amount that may be bought back pursuant to the program is 18,270,104 shares. Purchases under the program are subject to a minimum purchase price of €1.00 per share and a maximum purchase price of €20.00 per share.

Investors are reminded that applicable law does not require any actual use of such approved share buy-back programs. The Company may therefore, in its sole discretion, decide not to buy back any shares or to buy fewer shares than the maximum permissible number approved under the program. The implementation of the share buy-back program will depend on a number of factors including, without limitation the relative attractiveness of alternative investment opportunities and availability of funds.

ENQUIRIES

George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact:
Financial Dynamics London
Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH) and Chess Depositary Instruments (CDIs) are listed on the Australian Stock Exchange (ASX: CHB). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

RESULTS FOR THE THREE MONTHS 3 APRIL 2009 (IFRS)

THREE MONTHS 2009 HIGHLIGHTS

•                 Operating cash flow net of capital expenditure increased by €68 million from an outflow of €59 million in the first quarter of 2008 to an inflow of €9 million in the first quarter of 2009.

•                 Volume of 441 million unit cases, 3% above 2008 (410 million unit cases, 4% below 2008 on a like-for-like selling day basis). Net sales revenue remained stable at €1,374 million, compared to €1,373 million, in 2008.

•                 On a comparable basis, operating profit (EBIT) of €41 million, 38% below prior year period, largely attributable to negative currency movements.

•                 On a comparable basis, net profit of €7 million, 74% below prior year, and earnings per share was €0.02, 75% below prior year period.

Notes:

1. Like-for-like selling day basis excludes the impact of prior year acquisitions and the three additional selling days in the first quarter of 2009.

2. Financial indicators on a comparable basis exclude the recognition of restructuring costs and non-recurring items and include the effect of the results of Socib S.p.A. as presented below.

Doros Constantinou, Managing Director of Coca-Cola Hellenic, commented:

“The first quarter of 2009 witnessed difficult trading conditions across certain key markets reflective of continued challenges in the global economic environment. However, despite lower overall consumer spending, our strong execution in the marketplace continues to drive share gains in many of our key markets and we successfully implemented price increases in accordance with our plans. Nonetheless, continuing volatility in currency markets had a material impact on our profitability for the quarter.

Our continuing Group-wide focus on cost saving programmes, disciplined use of capital, and tight working capital management, has resulted in significantly improved free cash flow generation during the first quarter. We expect continued benefits from this ongoing focus, which, together with lower expected commodity costs, should support profitability throughout the rest of the year.

Near term trading conditions remain challenging and difficult to predict. However, we believe that our robust capital structure together with the actions we are implementing will further strengthen our competitive position, leaving us well placed to capitalise on the positive long-term prospects of our markets.”

Reconciliation of Reported to Comparable financial indicators

Group Financial Results 2009	First quarter
(numbers in € million except per share data)	EBIT	Net profit(1)	EPS
Reported results	36.8	1.9	0.01
Restructuring costs	9.6	7.7	0.02
Non-recurring items(2)	(5.2)	(2.4)	(0.01)
Comparable results	41.2	7.2	0.02

(1) Net profit attributable to owners of the parent

(2) Non-recurring items relate to interim payments received from the Group’s insurer in respect of damage sustained at our Nigerian operation in 2008.

Group Operational Review

Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’ or ‘Hellenic’ or the ‘Company’ or the ‘Group’) achieved comparable net profit of €7.2 million in the first quarter of 2009, compared with €28.1 million in the prior year quarter. Unit case volume increased 3% in the first quarter of 2009. This result was positively impacted by the acquisition of the southern Italian bottling operations of Socib S.p.A. (“Socib”) and the benefit of three additional selling days compared with the first quarter of 2008. This will be offset by four fewer selling days in the fourth quarter of 2009. Excluding Socib, unit case volume was flat compared to the first quarter of 2008. Excluding Socib and the benefit of the three additional selling days, the Company estimates that unit case volume declined by 4% in the quarter, partly reflecting the shift of
Non-Orthodox Easter into the second quarter of 2009.

Coca-Cola Hellenic maintained or grew its share of the non-alcoholic ready-to-drink category in most of our key markets during the first quarter of 2009, including Greece, Italy, Russia, Poland and Ukraine. Excluding the impact of the Socib acquisition, sparkling beverages volume grew 1% in the quarter. Trademark Coca-Cola, was an important contributor to this growth as we continue to support the brand with solid marketing programmes and channel specific activation at the point of sale.

Excluding the impact of Socib, volume in the combined still and water beverage category declined 3% in the first quarter. Gains in ready-to-drink tea and sports drinks were offset by a low double-digit decline in juices and a low single-digit decline in water, reflecting lower levels of consumer spending. As part of our continued efforts to improve product mix and profitability in the water category we recently launched a range of flavoured waters in Russia under the Bonaqua Viva trademark. This launch is being supported by above-the-line advertising and increased outlet distribution on a national level. We continue to strengthen our position in the highly profitable ready-to-drink coffee category with the launch of illy-branded products in Bulgaria and Cyprus. We also launched new functional juices during the quarter – Cappy Body Time in Romania and Amita EfZin Calcium in Greece – as well as Cappy Whole Fruit in Poland, in line with our focus on further enhancing profitability in the juice category.

Together with The Coca-Cola Company, we continue to invest in brand-building marketing programmes across our diverse product portfolio to increase consumer loyalty towards our brands and sustain the long-term health of our business. We are also tailoring our brand and pack strategy to specific sales channels in response to changing consumer behaviour resulting from the current challenging economic environment.

Net sales revenue remained flat against the comparable prior year quarter, as the benefits of successful price increases and acquisitions were offset by unfavourable currency movements. Excluding Socib and the impact of currency movements, net sales revenue grew 4% during the quarter. Comparable operating income for the first quarter of 2009 decreased by 38%, as successful price increases were more than offset by negative channel mix and unfavourable currency movements. Operating profit in this first quarter includes the significant adverse impact from currency movements. The impact of the Socib acquisition on operating profit in the first quarter was negligible.

Coca-Cola Hellenic is continuing to implement cost-saving and restructuring programmes aimed at driving improved operational efficiencies and overall profitability, whilst strengthening cash flow. In the first quarter, the Company undertook restructuring activities in a number of our countries, including Austria, Poland, Romania, Russia, Ukraine and Italy. These initiatives, together with a high level of natural attrition, have contributed to a cumulative Group headcount reduction of approximately 4,500  since the end of the second quarter 2008. In addition, decreased capital expenditure and improved management of working capital contributed to the Company generating a free cash flow improvement of €68 million in the first quarter of 2009.

Operational Review by Reporting Segments

Established markets

	First quarter		%
	2009	2008	Change
Volume (million unit cases)	164.3	149.5	10%
Net sales revenue (€ million)	653.6	588.8	11%
Operating profit (EBIT in € million)	36.3	48.5	-25%
Comparable operating profit (EBIT in € million)	43.2	48.5	-11%

•                 Excluding the impact of the southern Italian bottling operations of Socib S.p.A., unit case volume in the established markets segment grew 1% in the first quarter of 2009, cycling 4% growth in the comparable prior year period.

•                 Volume in Greece grew in the low single digits in the first quarter of 2009, cycling mid-single digit volume growth in the comparable prior year period. This performance was largely driven by mid-single digit growth in the still and water categories. Sparkling beverage volume in Greece was flat compared with the prior year period, supported by growth in trademark Coca-Cola of 3%. We continue to grow our share in the sparkling, juice and ready-to-drink tea categories in Greece where we benefit from high existing levels of brand equity.

•                 Volume in Ireland was flat in the first quarter of 2009 compared with the prior year period. This was achieved despite a deepening recession in the country. Our share in the non-alcoholic ready-to-drink category in Ireland remains stable as against the first quarter of 2008.

•                 Excluding the contribution of Socib S.p.A., unit case volume in Italy grew 3% in the quarter, driven by growth across both the sparkling and combined still and water beverage categories. The integration of the recently acquired southern Italian bottling operations is progressing successfully. In line with our plans, we have recently announced the closure of plants in Bari and Reggio Calabria.

•                 Established markets contributed €43.2 million to the Group’s comparable EBIT for the first quarter of 2009 (11% below the comparable prior year period). Price increases across our established markets were more than offset by negative channel mix across such markets, as well as an adverse impact from unfavourable currency movements in Northern Ireland.

Developing markets

	First quarter		%
	2009	2008	Change
Volume (million unit cases)	78.6	77.1	2%
Net sales revenue (€ million)	225.3	245.1	-8%
Operating loss (EBIT in € million)	(8.0)	(1.8)	n/a
Comparable operating loss (EBIT in € million)	(7.2)	(1.8)	n/a

•                  Unit case volume in the developing markets segment grew 2% in the first quarter of 2009, cycling 4% growth in the comparable prior year period.

•                  Poland grew volume in the high single digits, led by solid growth across all beverage categories. The sparkling beverages category was supported by increased outlet distribution and strong consumer acceptance of Coke Zero. We continued to gain share across all non-alcoholic beverage categories in Poland in the first quarter of 2009.

•                  Hungary volume declined in the low single-digits in the first quarter, driven primarily by a mid single-digit decline in the sparking beverage category. The volume decline largely reflects lower consumer spending resulting from the deteriorating economic environment. Despite this result, we continue to outperform the industry, as evidenced by our gain in share across all non-alcoholic beverage categories in Hungary.

•                  The developing markets segment reported a loss in comparable EBIT of €7.2 million for the first quarter of 2009. The benefits of increased volume, as well as price increases and cost saving initiatives, were more than offset by unfavourable currency movements, consisting primarily of the devaluation of the Polish zloty and Hungarian forint against our reporting currency, the euro.

Emerging markets

	First quarter		%
	2009	2008	Change
Volume (million unit cases)	197.9	202.2	-2%
Net sales revenue (€ million)	495.4	538.8	-8%
Operating profit (EBIT in € million)	8.5	19.8	-57%
Comparable operating profit (EBIT in € million)	5.2	19.8	-74%

•                  Unit case volume in the emerging markets segment declined 2% in the first quarter of 2009, cycling 10% growth in the first quarter of 2008 and 21% growth in the first quarter of 2007.

•                  Volume performance in the emerging markets segment reflects lower consumer spending contributing to a decline in the juice category in the high teens and a decline in the water category in the low single digits. Volume declines in the juice category were partly offset by low single-digit growth in the sparkling beverages category and low single-digit growth in the ready-to-drink tea category. Performance of the juice category in the emerging markets segment reflects pressure on the category in Russia, as well as supply issues in Nigeria resulting from fire damage sustained at our Benin plant last year.

•                  Bulgaria and Nigeria grew unit case volume in the mid-single and low double digits, respectively, in the first quarter of 2009. Despite a highly challenging economic environment, Ukraine grew unit case volume in the low single digits and exhibited strong growth in the sparkling, juice and ready-to-drink tea categories, which was only partly offset by a decline in the water category. The expansion of our Multon juice products in Ukraine is contributing to significant share gains in this category, while we are also growing share in the sparkling and water categories.

•                  Romania volume declined in the mid-single digits in the first quarter of 2009. The volume decline reflected a deteriorating economic environment and unfavourable weather conditions in March, each of which also negatively impacted channel and package mix. As a result, single-serve packages in Romania declined in the low double digits.

•                  Russia volume declined 15% in the first quarter, reflecting the impact of a challenging economic environment and reduced consumer spending. Sparkling beverages volume declined in the high single digits. Volume in the juice and water categories declined in the high teens. Despite a difficult trading environment, we continue to maintain share in the non-alcohol ready-to-drink category and extend our leadership ratio in the sparkling beverage category versus our nearest competitor.

•                  The emerging markets segment contributed €5.2 million to the Group’s comparable EBIT for the first quarter of 2009, compared with €19.8 million in the comparable prior year period. The impact of lower volumes, higher production and warehousing costs resulting from supply issues in Nigeria, negative channel mix and materially adverse currency fluctuations were only partly offset by the benefit of higher pricing.

Cash flow and Financing

Uncertain global economic conditions are expected to result in a difficult consumer environment and challenging operating conditions throughout 2009. For this reason, Coca-Cola Hellenic is maintaining a Group-wide focus on driving improved cash flow generation over the 2009-2011 planning period.

To support this objective, Coca-Cola Hellenic intends to continue focusing on:

•                  Implementing cost reduction and restructuring programmes aimed at improving operational efficiencies

•                  Optimising the efficiency of the Company’s existing asset infrastructure and undertaking a more prudent capital investment programme

•                  Driving improvements in working capital

Cumulative net capital expenditure over the three-year period from 2009 to 2011 is expected to be approximately €1.4 billion and free cash flow (cash flow from operations less capital expenditure) is expected to be at least €1.2 billion over the same period.

The Company’s strong cash flow generation is expected to enable us to maintain dividends within a payout ratio that has historically been 20-30% of comparable net income, also allowing annual dividend per share increases. On 20 March 2009, Coca-Cola Hellenic announced that it will propose a dividend for 2008 of €0.28 per share, representing a 12% increase over the 2007 dividend amount. The proposed dividend will be submitted for formal approval at the Annual General Meeting of its shareholders to be held on 18 June 2009.

Coca-Cola Hellenic benefits from a robust capital structure and good liquidity with no immediate debt refinancing commitments following the successful completion of a €500 million bond issue on 17 December 2008. As a result of these financing activities and expectations for solid cash-flow generation over the current 3-year planning period, Coca-Cola Hellenic has sufficient financial resources to meet its medium-term financial commitments.

Group Financial Review

	First quarter
	2009 € million	2008 € million	% Change
Volume in unit cases (in millions)	440.8	428.8	+3%
Net sales revenue	1,374.3	1,372.7	—
Cost of goods sold	(860.9)	(830.5)	+4%
Gross profit	513.4	542.2	-5%
Total operating expenses	(476.6)	(475.7)	—
Comparable operating expenses(1)	(472.2)	(475.7)	-1%
Operating profit (EBIT)	36.8	66.5	-45%
Comparable operating profit (EBIT)(1)	41.2	66.5	-38%
EBITDA	130.8	155.6	-16%
Comparable EBITDA(1)	133.1	155.6	-14%
Net profit attributable to shareholders	1.9	28.1	-93%
Comparable net profit attributable to shareholders(1)	7.2	28.1	-74%
Basic earnings per share (in euro)	0.01	0.08	-88%
Comparable basic earnings per share (in euro) (1)	0.02	0.08	-75%

(1) Financial indicators on a comparable basis exclude the recognition of restructuring costs and non-recurring items and include the effect of the results of Socib S.p.A.

Net sales revenue

Net sales revenue per unit case decreased by approximately 3% in the first quarter of 2009 versus the comparable prior year period. On a currency neutral basis, net sales revenue per unit case for the Group increased by approximately 5% for the first quarter of 2009 versus the comparable prior year period. Net sales revenue per unit case for the emerging, developing and established market segments increased in the first quarter by approximately 7%, 3% and 1% respectively, each on a currency neutral basis.

Cost of goods sold

Cost of goods sold increased by 4% during the first quarter of 2009 versus the comparable prior year period. Cost of goods sold per unit case increased by 1% during the first quarter of 2009 versus the comparable prior year period, as higher manufacturing overhead from reduced operating leverage was partly offset by lower raw material costs and favourable currency movements.

Gross profit

Gross profit margins decreased from 39.5% in the first quarter of 2008 to 37.4% in the first quarter of 2009. On a unit case basis, gross profit decreased by approximately 8% for the first quarter of 2009 versus the comparable prior year period, largely reflecting negative currency movements. On a currency neutral basis, gross profit per unit case decreased by 1% in the first quarter of 2009 versus the comparable prior year period.

Operating expenses

Total comparable operating expenses decreased by 1% for the first quarter of 2009 versus the comparable prior year period. The decrease in comparable operating expenses reflects the benefit of cost saving initiatives and favourable currency movements.

Operating profit (EBIT)

Comparable operating profit decreased by 38% to €41 million for the first quarter of 2009 versus €67 million for the comparable prior year period. Despite successful price increases and volume growth, ongoing currency pressure and adverse channel mix resulted in an operating margin decline of 185 basis points for the first quarter of 2009 versus the comparable prior year period.

Tax

Coca-Cola Hellenic’s effective tax rate for the first quarter of 2009 on a comparable basis was approximately 30% versus 27% in the prior year period. The effective tax rate for the Company varies quarterly based on the mix of taxable profits and deductible expenses across our territories.

Net profit

Net profit on a comparable basis was €7 million in the first quarter of 2009 from €28 million in the prior period, driven by reduced operating profit.

Cash flow

Cash flow generated from operating activities increased by €60 million to €139 million in the first quarter of 2009, versus €79 million in the comparable prior year period. Including the impact of net capital expenditure, operating cash inflows were €9 million for the first quarter of 2009, compared to €59 million outflows in the comparable prior year period.

Capital expenditure

Coca-Cola Hellenic’s capital expenditure, net of receipts from the disposal of assets and including principal repayments of finance lease obligations, amounted to €130 million for the first quarter of 2009, compared to €138 million in the prior period.

Other Items

Update on cost saving and restructuring programmes

Coca-Cola Hellenic will continue to focus on implementing cost reduction and productivity initiatives as part of an ongoing effort to support the competitiveness and efficiency of its operations. The Company believes that this will support the sustainable growth of its business by mitigating near term challenges while improving its competitiveness in the future.

As previously disclosed, the Company is targeting approximately €100 million of operating cost savings in 2009.

In addition, infrastructure efficiencies are also being pursued through various restructuring initiatives being undertaken across a number of countries. This includes the outsourcing of logistical and other support areas along with the consolidation of manufacturing and warehousing infrastructure.

As previously disclosed, the Company expects to incur one-time pre-tax charges of approximately €30 million related to restructuring initiatives undertaken in 2009. The cumulative benefit of these initiatives is expected be in the range of €15-20 million in the current year and approximately €25-30 million on an annualised basis.

Restructuring costs incurred during the first quarter of 2009 amounted to €9.6 million before tax and relate primarily to the Company’s operations in Austria (€3.9 million), Italy - including Socib S.p.A. - (€3.1 million) and Poland, Romania and Russia.

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society. This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) stock exchanges. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).  Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes.  For more information, please visit www.coca-colahellenic.com.

Financial information in this announcement is presented on the basis of International Financial Reporting Standards (‘IFRS’).

Conference call

Coca-Cola Hellenic will host a conference call with financial analysts to discuss the first quarter of 2009 financial results on 7 May 2009 at 4:00 pm, Athens time (2:00 pm, London time 9:00 am, New York time). Interested parties can access the live, audio webcast of the call through Coca-Cola Hellenic’s website (www.coca-colahellenic.com).

Contact Information

Company contact: Coca-Cola Hellenic George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email: george.toulantas@cchellenic.com
Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, our outlook for 2009 and future years, business strategy and the effects of our recent acquisitions, and restructuring initiatives on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

Condensed consolidated interim balance sheet (unaudited)

	Note	As at 3 April 2009 € million	As at 31 December 2008 € million
Assets
Intangible assets	4	1,893.8	1,918.0
Property, plant and equipment	4	2,893.8	2,994.2
Other non-current assets		241.3	228.2
Total non-current assets		5,028.9	5,140.4

Inventories		513.2	475.5
Trade and other receivables		1,053.1	1,181.3
Cash and cash equivalents	5	269.9	724.6
Total current assets		1,836.2	2,381.4
Total assets	3	6,865.1	7,521.8

Liabilities
Short-term borrowings	5	480.4	921.3
Other current liabilities		1,303.9	1,353.3
Total current liabilities		1,784.3	2,274.6

Long-term borrowings	5	1,903.7	1,893.3
Other non-current liabilities		396.4	423.1
Total non-current liabilities		2,300.1	2,316.4

Equity
Owners of the parent		2,686.9	2,840.7
Non-controlling interests		93.8	90.1
Total equity		2,780.7	2,930.8
Total equity and liabilities		6,865.1	7,521.8

The notes on pages 17 to 22 are an integral part of and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim income statement (unaudited)

	Note	Three months to 3 April 2009 € million	Three months to 28 March 2008 € million
Net sales revenue	3	1,374.3	1,372.7
Cost of goods sold		(860.9)	(830.5)
Gross profit		513.4	542.2

Operating expenses		(472.2)	(475.7)
Restructuring costs	6	(9.6)	—
Non-recurring items	6	5.2	—
Total operating expenses		(476.6)	(475.7)

Operating profit (EBIT)	3	36.8	66.5

Finance income		4.1	1.6
Finance costs		(29.4)	(24.9)
Finance costs (net)	7	(25.3)	(23.3)

Share of results of equity investments		(0.7)	(0.4)

Profit before tax		10.8	42.8

Tax	8	(4.3)	(11.5)

Profit after tax		6.5	31.3

Attributable to:
Owners of the parent		1.9	28.1
Non-controlling interests		4.6	3.2
		6.5	31.3

Basic and diluted earnings per share (€)	9	0.01	0.08

Volume (million unit cases)	3	440.8	428.8

EBITDA (€ million)	3	130.8	155.6

The notes on pages 17 to 22 are an integral part of and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim statement of comprehensive income (unaudited)

	Three months to 3 April 2009 € million	Three months to 28 March 2008 € million
Net profit for the period	6.5	31.3

Other comprehensive income:
Available-for-sale financial assets:
Valuation gains / (losses) during the period	0.1	(1.6)
Valuation gains reclassified to profit and loss for the period	—	(4.8)
Cash flow hedges:
Losses during the period	(10.0)	(5.4)
(Gains) / losses reclassified to profit and loss for the period	(3.5)	0.1
Foreign currency translation	(144.3)	(29.5)
Share of other comprehensive income of equity Investments	(0.3)	0.6
Income tax relating to components of other comprehensive income	2.7	2.5
Other comprehensive income for the period, net of tax	(155.3)	(38.1)
Total comprehensive income for the period	(148.8)	(6.8)

Total comprehensive income attributable to:
Owners of the parent	(154.7)	(7.2)
Non-controlling interests	5.9	0.4
	(148.8)	(6.8)

The notes on pages 17 to 22 are an integral part of and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim statement of changes in equity (unaudited)

	Attributable to equity shareholders of the Group
	Share Capital € million	Share Premium € million	Exchange equalisation reserve € million	Other reserves € million	Retained Earnings € million	Total € million	Non- controlling interests € million	Total equity € million
Balance as at 1 January 2008	181.9	1,644.7	92.4	318.3	719.5	2,956.8	95.5	3,052.3
Shares issued to employees exercising stock options	0.4	11.2	—	—	—	11.6	—	11.6
Share-based compensation:
Options	—	—	—	2.5	—	2.5	—	2.5
Movement in treasury shares	—	—	—	(0.3)	—	(0.3)	—	(0.3)
Adoption of euro by Cyprus	—	—	1.6	—	(1.6)	—	—	—
Appropriation of reserves	—	—	—	2.7	(2.7)	—	—	—
Dividends	—	—	—	—	—	—	(2.9)	(2.9)
Total comprehensive income for the period, net of tax	—	—	(26.1)	(9.2)	28.1	(7.2)	0.4	(6.8)
Balance as at 28 March 2008	182.3	1,655.9	67.9	314.0	743.3	2,963.4	93.0	3,056.4
Shares issued to employees exercising stock options	0.4	9.1	—	—	—	9.5	—	9.5
Share-based compensation:
Options	—	—	—	6.8	—	6.8	—	6.8
Movement in treasury shares	—	—	—	0.1	—	0.1	—	0.1
Acquisition of shares held by minority interests in Croatia	—	—	—	—	—	—	(0.2)	(0.2)
Appropriation of reserves	—	—	—	34.6	(34.6)	—	—	—
Statutory minimum dividend	—	—	—	—	(40.9)	(40.9)	—	(40.9)
Dividends	—	—	—	—	(49.1)	(49.1)	(9.1)	(58.2)
Total comprehensive income for the period, net of tax	—	—	(259.8)	11.2	199.5	(49.1)	6.4	(42.7)
Balance as at 31 December 2008	182.7	1,665.0	(191.9)	366.7	818.2	2,840.7	90.1	2,930.8
Share-based compensation:
Options	—	—	—	1.8	—	1.8	—	1.8
Movement in treasury shares	—	—	—	(0.9)	—	(0.9)	—	(0.9)
Adoption of euro by Slovakia	—	—	(9.5)	—	9.5	—	—	—
Appropriation of reserves	—	—	—	0.6	(0.6)	—	—	—
Dividends	—	—	—	—	—	—	(2.2)	(2.2)
Total comprehensive income for the period, net of tax	—	—	(145.9)	(10.7)	1.9	(154.7)	5.9	(148.8)
Balance as at 3 April 2009	182.7	1,665.0	(347.3)	357.5	829.0	2,686.9	93.8	2,780.7

The notes on pages 17 to 22 are an integral part of and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim cash flow statement (unaudited)

	Note	Three months to 3 April 2009 € million	Three months to 28 March 2008 € million
Operating activities
Operating profit		36.8	66.5
Depreciation of property, plant and equipment	4	90.9	85.7
Amortisation and adjustments to intangible assets	4	1.3	0.9
Employee share options		1.8	2.5
		130.8	155.6

Losses / (gains) on disposal of non-current assets		2.6	(7.3)
Increase in inventories		(52.3)	(116.7)
Decrease / (increase) in trade and other receivables		94.0	(27.1)
(Decrease) / increase in trade payables and other liabilities		(26.2)	90.8
Tax paid		(10.3)	(16.5)
Cash flow from operating activities		138.6	78.8

Investing activities
Payments for purchases of property, plant and equipment		(108.2)	(126.5)
Payments for purchases of intangible assets		(0.5)	—
Receipts from disposal of property, plant and equipment		2.6	2.7
Receipts from disposal of intangible assets		—	1.2
Interest received		4.9	1.9
Net receipts from investments		—	3.2
Net payments for acquisitions		8.8	—
Net cash used in investing activities		(92.4)	(117.5)

Financing activities
Proceeds from shares issued to employees exercising stock options		—	11.6
Net (decrease) / increase in borrowings		(443.1)	58.3
Principal repayments of finance lease obligations		(24.2)	(13.7)
Interest paid		(29.3)	(48.8)
Net dividend paid		(0.3)	—
Net cash (used in) / from financing activities		(496.9)	7.4

Decrease in cash and cash equivalents		(450.7)	(31.3)

Movement in cash and cash equivalents
Cash and cash equivalents at 1 January		724.6	197.0
Decrease in cash and cash equivalents		(450.7)	(31.3)
Effect of changes in exchange rates		(4.0)	(2.0)
Cash and cash equivalents		269.9	163.7

The notes on pages 17 to 22 are an integral part of and should be read in conjunction with these condensed consolidated interim financial statements.

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

1.                          Accounting policies

The accounting policies used in the preparation of the condensed consolidated interim financial statements of Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’ or the ‘Company’ or the ‘Group’) are consistent with those used in the annual financial statements for the year ended 31 December 2008, except that the following new or revised accounting standards and interpretations have been implemented in 2009: International Financial Reporting Standard (‘IFRS’) 8, Operating Segments, revision of International Accounting Standard (‘IAS’) 23, Borrowing Costs, International Financial Reporting Interpretations Committee (‘IFRIC’) 13, Customer loyalty programmes,  revision of IAS 1, Presentation of Financial Statements, amendment to IAS 27, Consolidated and Separate Financial Statements, amendment to IFRS 2, Share-Based Payment. None of these new or revised accounting standards and interpretations have had a material impact on the current or prior periods.

Operating results for the first quarter of 2009 are not indicative of the results that may be expected for the year ended 31 December 2009 because of business seasonality. Business seasonality results from a combination of higher unit sales of the Company’s products in the warmer months of the year and the methods of accounting for fixed costs such as depreciation and interest expense that are not significantly affected by business seasonality.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

These condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (‘IASB’) and IFRS as adopted by the European Union (‘EU’) applicable to Interim Financial Reporting (‘IAS 34’). IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact on the Group’s condensed consolidated interim financial statements for the periods presented. These condensed consolidated interim financial statements should be read in conjunction with the 2008 annual financial statements, which include a full description of the accounting policies of the Company.

Certain comparative figures have been reclassified to conform with changes in presentation in the current period.

2.                          Exchange rates

Coca-Cola Hellenic believes that the euro is its most appropriate reporting currency, as it is the currency most closely aligned to the operating currencies of the Group. Coca-Cola Hellenic translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average for the period ended		Closing as at
	3 April 2009	28 March 2008	3 April 2009	31 December 2008
US dollar	1.31	1.50	1.32	1.42
UK sterling	0.91	0.76	0.92	0.97
Polish zloty	4.54	3.58	4.65	4.20
Nigerian naira	193.21	176.67	192.33	200.84
Hungarian forint	296.80	260.25	307.10	265.98
Swiss franc	1.50	1.60	1.51	1.50
Russian rouble	45.18	36.40	45.17	41.37
Romanian leu	4.24	3.71	4.24	3.99
Ukrainian hryvnia	10.08	7.61	10.31	10.86

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

3.                          Segmental analysis

The Group has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages. The Group operates in 28 countries, and its financial results are reported in the following three operating segments:

Established countries:

Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing countries:

Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging countries:

Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia and Ukraine.

The Company’s operations in each of the segments presented have similar economic characteristics, production processes, customers and distribution methods. Information on the Company’s segments is as follows:

	Period Ended
	3 April 2009	28 March 2008
Volume in unit cases (million)
Established countries	164.3	149.5
Developing countries	78.6	77.1
Emerging countries	197.9	202.2
Total volume	440.8	428.8
Net sales revenue (€ million)
Established countries	653.6	588.8
Developing countries	225.3	245.1
Emerging countries	495.4	538.8
Total net sales revenue	1,374.3	1,372.7
EBITDA (€ million)
Established countries	67.6	77.0
Developing countries	9.6	16.2
Emerging countries	53.6	62.4
Total EBITDA	130.8	155.6
EBIT (€ million)
Established countries	36.3	48.5
Developing countries	(8.0)	(1.8)
Emerging countries	8.5	19.8
Total EBIT	36.8	66.5
Reconciling items (€ million)
Finance costs (net)	(25.3)	(23.3)
Share of results of equity method investments	(0.7)	(0.4)
Taxation	(4.3)	(11.5)
Non-controlling interests	(4.6)	(3.2)
Profit for the period attributable to owners of the parent	1.9	28.1

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

3.             Segmental analysis (continued)

	As at
	3 April 2009	31 December 2008
Total assets (€ million)
Established countries	3,390.7	3,390.0
Developing countries	989.7	1,081.0
Emerging countries	2,487.3	2,724.6
Corporate / intersegment receivables	(2.6)	326.2
Total assets	6,865.1	7,521.8

4.             Tangible and intangible assets

	Property, plant and equipment € million	Intangible assets € million
Opening net book value as at 1 January 2009	2,994.2	1,918.0
Additions	91.6	0.5
Arising on recognition of deferred tax assets in connection with the acquisition of Coca-Cola Beverages plc	—	(0.3)
Arising on prior year acquisitions	(3.1)	4.5
Assets held for sale classified back to property, plant and equipment	5.3	—
Disposals	(4.9)	—
Depreciation / amortization	(90.9)	(1.0)
Foreign exchange differences	(98.4)	(27.9)
Closing net book value as at 3 April 2009	2,893.8	1,893.8

5.             Net debt

	As at 3 April 2009 € million	As at 31 December 2008 € million
Long-term borrowings	1,903.7	1,893.3
Short-term borrowings	480.4	921.3
Cash and cash equivalents	(269.9)	(724.6)
Net debt	2,114.2	2,090.0

In the first quarter of 2009, the Company repaid its €350.0 million 3-year Euro-denominated bond, largely contributing to the decrease in both cash and short-term borrowings compared to 31 December 2008. The repayment of this bond was financed by the Company’s €500.0 million 5-year Euro-denominated bond issue which was completed on 17 December 2008.

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

6.             Restructuring costs and non-recurring items

Restructuring costs during the first quarter of 2009 amounted to €9.6 million before tax and relate primarily to the Company’s operations in Austria (€3.9 million), Italy - including Socib S.p.A. - (€3.1 million) and Poland, Romania and Russia (approximately €0.7 million each). The remaining amount was incurred by the Ukrainian and Baltic operations.

On 19 December 2008, a production plant in Benin City, Nigeria, which was owned by the Nigerian Bottling Company plc in which the Company has a 66% interest, was substantially damaged by fire. An impairment charge was recorded in December 2008 on certain assets totalling €15.8 million. During the first quarter of 2009 €5.2 million was received as an interim payment from the Company’s insurers.

7.             Net finance costs

	Period Ended
	3 April 2009 € million	28 March 2008 € million
Interest expense	27.0	22.5
Net foreign exchange translation losses	2.4	2.0
Fair value losses on interest rate swaps and forward contracts	—	0.4
Interest income	(4.1)	(1.6)
Total net finance costs	25.3	23.3

8.             Tax

The effective tax rate for the Company differs from the 2009 Greek statutory rate of 25% as a consequence of a number of factors, the most significant of which are the non-deductibility of certain expenses and the fact that the tax rates in the countries in which the Company operates differ materially from the Greek statutory tax rate. The statutory tax rates applicable to the country operations of the Company range from 0%-31%.

The effective tax rate for the Company varies on a quarterly basis as a result of the mix of taxable profits and deductible expenses across territories and as a consequence of tax adjustments arising during the year, each of which do not necessarily refer to the current period’s operations.

The effective tax rate is approximately 40% for the first quarter of 2009 (2008: 27%).

9.             Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to the owners of the parent by the weighted average number of shares in issue during the period (2009: 365,402,097; 2008: 363,832,088). Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares arising from exercising employee stock options.

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

10.          Share capital

During 2008, Coca-Cola Hellenic’s Board of Directors resolved to increase the share capital of the Company by issuing 824,832, 810,511 and 28,397 new ordinary shares, on 28 February, 13 May and 7 August 2008 respectively, following the exercise of stock options by option holders pursuant to the Company’s stock option plan. Total proceeds from the issues of the shares were €21.1 million.

After the above increases, the share capital amounts to €182.7 million and is divided into 365,402,097 shares with a nominal value of €0.50 each.

On 30th April 2009, the Board of Directors of Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, the Company) resolved to buy-back a maximum of up to 5% of its paid-in share capital during the period that is 24 months from the date of the Extraordinary General Meeting of 27 April 2009 which approved a share buy-back programme pursuant to Article 16 of Codified Law 2190/1920 (i.e. until 26 April 2011). Based on the Company’s current capitalisation, the maximum amount that may be bought back pursuant to the programme is 18,270,104 shares. Purchases under the programme are subject to a minimum purchase price of €1.00 per share and a maximum purchase price of €20.00 per share.

Applicable law does not require any actual use of such approved share buy-back programmes. The Company may therefore, in its sole discretion, decide not to buy back any shares or to buy fewer shares than the maximum permissible number approved under the programme. The implementation of the share buy-back programme will depend on a number of factors including, without limitation, the relative attractiveness of alternative investment opportunities and availability of funds.

11.          Dividends

The directors have proposed a dividend of €0.28 per share (totalling €102.3 million, based on the number of shares outstanding as at 3 April 2009) for the year ended 31 December 2008. The proposed dividend will be submitted for formal approval at the Annual General Meeting to be held on 18 June 2009.

Under Greek corporate legislation, companies are annually required to declare dividends of at least 35% of unconsolidated adjusted after-tax IFRS profits. The statutory minimum dividend recognised for 2008 amounted to €40.9 million and was recorded as liability under ‘Other current liabilities’ in the consolidated balance sheet. The remaining estimated dividend of €61.4 million will be accounted for in shareholders’ equity as an appropriation of retained earnings at the time of the approval by the Annual General Meeting, to be held in the second quarter of 2009.

12.          Contingencies

There have been no significant changes in contingencies since 31 December 2008 (as described in the 2008 Annual Report available on the Company’s web site: www.coca-colahellenic.com).

13.          Employee numbers

The average number of full-time equivalent employees in the first quarter of 2009 was 45,027 (46,758 for the first quarter of 2008).

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

14.          Related party transactions

a) The Coca-Cola Company (‘TCCC’)

As at 3 April 2009, TCCC indirectly owned 23.3% (2008: 23.3%) of the issued share capital of Coca-Cola Hellenic.

Total purchases of concentrate, finished products and other materials from TCCC and its subsidiaries during the first quarter of 2009 amounted to €297.9 million (€293.7 million in the prior-year period) and total net contributions received from TCCC for marketing and promotional incentives during the same period amounted to €10.9 million (€12.2 million in the prior-year period). In the first quarter of 2009, the Company sold items of property, plant and equipment to TCCC and recorded a gain of €0.2 million (€0.1 million in the prior-year period). During the first quarter of 2009, the Company sold €5.0 million (€2.1 million in the prior-year period) of finished goods and raw materials to TCCC. During the first quarter of 2009 other income from TCCC was €2.0 million (€3.3 million in the prior-year period) and other expenses totalled €1.1 million (€1.9 million in the prior-year period).

As at 3 April 2009, the Company had a total amount of €74.3 million (€106.8 million as at 31 December 2008) due from TCCC, and had a total amount of €170.7 million (€160.0 million as at 31 December 2008) due to TCCC.

b) Frigoglass S.A. (‘Frigoglass’)

Frigoglass, a company listed on the Athens Stock Exchange, is a manufacturer of coolers, glass bottles, crowns and plastics. Frigoglass is related to Coca-Cola Hellenic by way of 44% ownership by Kar-Tess Holding S.A. Frigoglass has a controlling interest in Frigoglass Industries Limited, a company in which Coca-Cola Hellenic has a 16% effective interest, through its investment in Nigerian Bottling Company plc.

During the first quarter of 2009, the Group made purchases of €14.1 million (€36.3 million in the prior-year period) of coolers, raw materials and containers from Frigoglass and its subsidiaries and incurred maintenance and other expenses of €1.2 million (€0.6 million in the prior-year period). As at 3 April 2009, Coca-Cola Hellenic owed €6.1 million (€12.2 million as at 31 December 2008) to, and was owed €0.8 million (€1.8 million as at 31 December 2008) by Frigoglass.

c) Other related parties

The Group purchased €22.2 million (€50.0 million in the prior-year period) of raw materials and finished goods and €0.4 million (€2.9 million in the prior-year period) of fixed assets from other related parties. Further, the Group incurred other expenses of €1.8 million (€0.7 million in the prior-year period) and recorded income of €0.3 million (€0.1 million in the prior-year period) from other related parties. At 3 April 2009, the Group owed €29.7 million (€5.6 million as at 31 December 2008) to, and was owed €9.0 million (€3.9 million as at 31 December 2008) by other related parties.

There have been no transactions between Coca-Cola Hellenic and its directors and senior management except for remuneration.

There are no other significant transactions with related parties for the period ended 3 April 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Date: May 8, 2009